Exhibit 99.1

Sinovac Forced to Temporarily Suspend Hepatitis A Vaccine Production Line Due to Disruptive Actions taken by Minority Shareholder of Sinovac Beijing

Actions of Aihua Pan continue to harm the Company’s shareholders and customers

BEIJING, May 8, 2018 /PRNewswire/ --  Sinovac Biotech Ltd. (NASDAQ:  SVA) ("Sinovac " or the "Company"), a leading provider of biopharmaceutical products in China, today announced it has been forced to suspend production at its plant for hepatitis A vaccine, and to destroy the bulk of its hepatitis A vaccines being produced at its Shangdi site, which is capable of producing approximately 3.5 million doses of finished product hepatitis A vaccines. The Company is not presently able to assess the impact on its sales of hepatitis A vaccine due to a lack of certainty regarding both the market's reaction to this incident, as well as the schedule for resuming production.

Sinovac made this decision due to actions taken by Aihua Pan, the Chairman of the Board of the Company’s controlled Chinese subsidiary, Sinovac Biotech Co., Ltd. ("Sinovac Beijing"), who was appointed by Sinobioway Biomedicine Co., Ltd. (“Sinobioway”), the minority shareholder of Sinovac Beijing.

Following the multiple disruptions of the Company’s power source by Sinobioway, Sinovac Beijing initiated its emergency response protocol and resumed production and quality management activities step by step. After hepatitis A vaccine production resumed on April 23, 2018, the quality assurance department performed several assessments of the production environment and vaccine safety. Unfortunately, it was determined that the quality and safety of the vaccines could not be sufficiently verified to the Company’s high standards. Given the fact that Sinobioway continues to disrupt operations at Sinovac Beijing, the Company has decided again to temporarily suspend the hepatitis A vaccine production plant and the production of bulk of hepatitis A vaccine. The Company will inspect the affected plant, fumigate and sterilize the facilities, and verify whether any equipment was damaged by the power outage in April.

On May 6, 2018 a group of approximately 20 people wearing security uniforms surrounded Sinovac Beijing's office, and threatened and intimidated the Company's employees. In the altercation, one of our employees was pushed to the ground and injured by a security guard working for Sinobioway. The Sinobioway security guard was detained by police for questioning, while the Sinovac Beijing employee was treated and discharged from the emergency center of the Red Cross.

Mr. Pan and others have taken a number of aggressive actions that continue to harm the Company’s shareholders and customers. These actions include intentionally interfering with the audit of the Company’s financials, forcibly taking control of Sinovac Beijing’s corporate offices and the Shangdi site, limiting the physical movement of the employees in Sinovac Beijing’s general manager’s office and finance department, cutting the power to the Shangdi site, disrupting Sinovac Beijing’s hepatitis A and seasonal flu vaccine production, and forcing the Company to destroy vaccines.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical Company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac's product portfolio includes vaccines against enterovirus71, or EV71, hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), and mumps. Healive, the hepatitis A vaccine manufactured by the Company has passed the assessment under WHO Prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, pneumococcal conjugate vaccine and varicella vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company has exported select vaccines to over 10 countries in Asia and South America.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements.

Contacts:

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Media

ICR Inc.

United States

Phil Denning

Tel : 1-646 277 1258

Email : Phil.denning@icrinc.com

China :

Edmond Lococo

Tel : +86 10 6583 7510

Email : Edmond.Lococo@icrinc.com

Investors:

ICR Inc.

Bill Zima

Tel: 1-203--682-8233

Email: william.zima@icrinc.com